UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	Third Amendment to the Fifth Amended and Restated Master Services Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.

99.2	Rights Agreement, dated December 24, 2024, between Brookfield Corporation and Wilmington Trust, National Association.

99.3	Registration Rights Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

99.4	Pairing Agreement, dated December 24, 2024, among Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.

99.5	Option Agreement, dated December 24, 2024, by and between Brookfield BRP Canada Corp. and Brookfield Renewable Corporation.

99.6	Option Agreement, dated December 24, 2024, by and between Brookfield BRP Holdings (Canada) Inc. and Brookfield Renewable Corporation.

99.7	Amended and Restated Equity Commitment Agreement, dated December 24, 2024 among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Holdings Corporation.

99.8	Subordinate Credit Agreement, dated December 24, 2024, between Brookfield Renewable Corporation as Borrower and Brookfield BRP Holdings (Canada) Inc. as Lender.

99.9	First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinated Credit Agreement between Brookfield BRP Holdings (Canada) Inc. as Borrower and BEP Subco Inc. as Lender.

99.10	First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinated Credit Agreement between BEP Subco Inc. as Borrower and Brookfield BRP Holdings (Canada) Inc. as Lender.

99.11	Voting Agreement, dated December 24, 2024, between Brookfield Corporation and Brookfield Wealth Solutions Ltd.

99.12	Notice of Articles and Articles of Brookfield Renewable Corporation.

99.13	Form of Articles of Brookfield Renewable Holdings Corporation.

99.14	Code of Business Conduct and Ethics.

99.15	Notice of Change in Corporate Structure of Brookfield Renewable Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: December 27, 2024	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary